EXHIBIT A

CERAGON NETWORKS LTD.

NOTICE OF 2007 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD OCTOBER 25, 2007

Notice is hereby given that the 2007 Annual General Meeting of Shareholders (the “Meeting”) of Ceragon Networks Ltd. (the “Company”) will be held on Thursday, October 25, 2007 at 10:00 a.m. (Israel time), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv, Israel for the following purposes:

(A)	To approve and adopt an increase in the share capital of the Company to Six Hundred Thousand New Israeli Shekels (NIS 600,000) divided into Sixty Million (60,000,000) Ordinary Shares of a nominal value of One Agora (NIS 0.01) each and corresponding amendments of the Memorandum of Association of the Company and the Articles of Association of the Company;

(B)	To re-appoint Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as the Company’s independent auditor of the Company;

(C)	To approve and adopt the Company’s directors and officers liability insurance policy for the period of July 9, 2007 through and including July 8, 2008;

(D)	To review and consider the Auditor’s Report and the audited consolidated financial statements for the year ended December 31, 2006.

Shareholders of record at the close of business on September 20, 2007 are entitled to notice of and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person. According to our Articles of Association, shareholders can participate and vote either in person or by proxy. Pursuant to the Articles of Association of the Company, a proxy will be effective only if it is received by the Company at least 24 hours prior to the time of the Meeting.

The affirmative vote of the holders of at least seventy five percent (75%) of the voting power represented at the meeting in person or by proxy and voting thereon is necessary for the approval and adoption of the resolution detailed in item A.

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the meeting in person or by proxy and voting thereon is necessary for the approval and adoption of the resolutions detailed in items B and C above.

Item D will not involve a vote of the shareholders.

Additional details regarding the proposed resolutions as stated above will be found in the Company’s Proxy Statement as will be published during the week of September 23, 2007 through the Israel Securities Authority’s electronic filing system and can be viewed at the following sites: www.magna.isa.gov.il or http://maya.tase.co.il.

September 18, 2007

CERAGON NETWORKS LTD.